SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED
       DECEMBER 31, 2000 or
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]FOR THE TRANSITION PERIOD from _______________
     TO __________


                           Commission File No. 1-5519

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CDI CORPORATION 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    CDI Corp.
                          1717 Arch Street, 35th Floor
                      Philadelphia, Pennsylvania 19103-2768

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          CDI CORPORATION 401(K) SAVINGS PLAN

Date:  6/27/01                             By: /s/ Joseph R. Seiders
     --------------------                     --------------------------------
                                              Joseph R. Seiders
                                              Member, Savings Plan Committee

                       CDI CORPORATION 401(k) SAVINGS PLAN

                              Financial Statements
                                       and
                             Supplemental Schedules

                                December 31, 2000

                       CDI CORPORATION 401(k) SAVINGS PLAN


                                Table of Contents

                                                                           Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits,
    December 31, 2000 and 1999                                                2

Statements of Changes in Net Assets Available for Plan Benefits,
    Years ended December 31, 2000 and 1999                                    3

Notes to Financial Statements                                                 4

Schedules:

Schedule of Assets Held for Investment Purposes                               9

Schedule of Reportable Transactions                                          10

                          Independent Auditors' Report


The Savings Plan Committee
CDI Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Philadelphia, Pennsylvania
June 8, 2001

                       CDI CORPORATION 401(k) SAVINGS PLAN


               Statements of Net Assets Available for Plan Benefits


                            December 31, 2000 and 1999

                                                  2000                  1999
                                               ----------           ----------

Cash and cash equivalents                $         13,384                    5
Investments:
    Guaranteed Income Fund                     29,312,346           31,935,921
    CDI Corp Stock                              2,377,032            2,769,857
    Alger Balanced Portfolio                    9,580,592                  --
    Alger Growth Retirement                    15,362,383                  --
    Fidelity Advisor                                  --            22,994,623
    Fidelity Growth & Income                    5,581,760            5,881,763
    George Putnam                               6,892,536            7,255,884
    Janus Worldwide                            18,608,481           11,615,061
    Oppenheimer Value                                 --            12,134,907
    Asset Allocation                            4,360,560            4,456,659
    Capital Appreciation                        6,911,760            7,447,588
    International Growth                        3,081,943            1,686,603
    Putnam Investors                           13,233,808           17,916,352
    S&P Index Fund                             14,115,919           16,451,692
    Putnam Voyager                             58,080,283           71,562,359
    Participant Loans                           5,204,575            4,990,994
                                               ----------          -----------
            Total investments                 192,703,978          219,100,263

Contribution receivable                         1,325,273              942,983
                                              ------------         ------------
Net assets available for plan benefits     $  194,042,635          220,043,251
                                              ============        =============

See accompanying notes to financial statements

                       CDI CORPORATION 401(k) SAVINGS PLAN


         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999



                                                  2000              1999
                                              ------------        ----------
Additions:
    Investment income                     $    14,241,021         12,633,954
    Net appreciation (depreciation)           (39,042,966)        31,805,770
    Employee contributions                     28,038,720         28,049,852
    Employer contributions                        889,499            550,559
                                             -------------        ----------
            Total additions                     4,126,274         73,040,135
Deductions
    Withdrawals                               (30,126,890)       (32,711,012)
                                             -------------      -------------
Net (decrease) increase                       (26,000,616)        40,329,123

Net assets available for plan benefits:
    Beginning of year                          220,043,251       179,714,128
                                             -------------      -------------
    End of year                            $   194,042,635       220,043,251
                                             =============      =============

See accompanying notes to financial statements

                       CDI CORPORATION 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(1)    Description of Plan

       The following description of the CDI Corporation 401(k) Savings Plan (the
       Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    Eligibility

              The Plan is for the benefit of all employees of CDI Corporation and those subsidiaries designated a Participating Employer (the Company). Employees who have attained age 18 are eligible to participate on the first day of the month following their date of hire. The Plan, adopted May 1, 1985, was Amended and Restated on October 1, 1998, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code.

       (b)    Contributions

              Eligible employees may make voluntary, tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the Internal Revenue Code. Each Participating Employer may, at the discretion of its board of directors, make matching contributions, which are added to the employee's elective contributions. The employer matching contributions are subject to limitations established by the Internal Revenue Code and provisions of the Plan.

       (c)    Investment Income

              Interest and dividends earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

       (d)    Vesting

              A participant is vested in 100% of his or her salary deferral contributions account and in the employer matching contributions account, including investment earnings thereon (except for employees of Modern Engineering, Inc.) Modern employees must be credited with four years of service to be fully vested in their employer's contribution.

       (e)    Withdrawals

              In addition to normal distributions or withdrawals, a participant can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable Internal Revenue regulations.

       (f)    Loans

              Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts in the Stubbs, Overbeck and Associates account, and amounts invested in the Employer Stock Fund. The loan amount must be a minimum of $500 and may not exceed one-half of the participant's vested account balance (or $50,000, reduced by the participant's highest outstanding loan balance during the previous year, if lower). Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent, and generally require repayment within five years.


(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

       (b)    Cash and Cash Equivalents

              Cash and cash equivalents represent amounts contributed to the plan that have not been transferred to the participant's designated investment vehicle. These funds are held in an interest-bearing checking account.

       (c)    Investments

              Mutual funds are valued at quoted net share values that are based on the underlying market value of the investments. Investments in CDI stock are valued based on quoted market price. Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

       (d)    Administrative Expenses

              Administrative expenses incurred in the operation of the Plan are paid by the Company and are not reflected in the accompanying financial statements.

       (e)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


(3)    Investment Options

       Effective June 1, 2000, the Fidelity Advisor Fund and the Oppenheimer Value Fund were eliminated as investment options under the Plan. These investment options were replaced by the Alger Growth Retirement Portfolio and the Alger Balanced Portfolio, respectively.

       Participants may invest in the following as of December 31, 2000:

              Guaranteed Income Fund - This stable value investment seeks to offer stability while maximizing current income and provide book value liquidity.

              CDI Corp. Stock Fund - This fund invests exclusively in shares of CDI Corp. common stock for those investors who want to share in the potential growth of the company.

              Alger Balance Portfolio Fund- This fund seeks current income and long-term capital appreciation. Typically, the fund invests in common stocks and fixed-income securities, which, include commercial paper and bonds rated within the four highest rating categories by an established rating agency. Ordinarily, at least 25% of the funds net assets are invested in fixed-income securities.

              Alger Growth Retirement Portfolio Fund - This fund seeks long-term capital appreciation by investing primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

              Fidelity Advisor Fund - This fund seeks capital growth by investing primarily in common stocks of companies that are believed to have long-term growth potential. Although the fund invests primarily in stocks, it has the ability to purchase other securities, such as preferred stocks and bonds.

              Fidelity Growth & Income Fund - This fund seeks to provide high total return through a combination of current income and capital appreciation. It invests primarily in U.S. and foreign securities of companies that pay current dividends and offer the potential for increased earnings. It may also invest in bonds.

              George Putnam Fund - This fund seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stock and corporate and U.S. government bonds.

              Janus Worldwide Fund - This fund seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The Fund is permitted to invest in companies on a worldwide basis, regardless of country of organization or place of principal business activity.

              Oppenheimer Value Fund - This fund seeks growth of capital over time through investments in a diversified portfolio of common stock, bonds, and cash equivalents, the proportions of which will vary based upon management's assessment of the relative value of each investment under prevailing market conditions.

              Asset Allocation Fund - This fund seeks total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to help reduce overall risk.

              Capital Appreciation Fund - This fund seeks capital appreciation by investing mainly in stocks from a variety of industries and sectors that have the potential for above-average growth.

              International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of stock of companies located mainly outside the United States.

              Putnam Investors Fund - This fund seeks long-term growth of capital by investing primarily in blue-chip stock - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

              S&P Index Fund - This fund is for investors seeking a return, before the assessment of fees, that closely approximate the return of the S&P 500 Index, which is an indicator of U.S. stock market performance.

              Putnam Voyager Fund - This fund seeks capital appreciation by investing primarily in a combination of stock of small companies expected to grow over time as well as in stock of larger, more established corporations.


(4)    Federal Income Taxes

       The Internal Revenue Service has issued a letter of determination dated February 2, 1996, that the Plan is a qualified plan under Section 501(a) of the Internal Revenue Code and is, therefore, exempt from federal income taxes. The plan administrator believes that the Plan is currently in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan is qualified and tax exempt. The Plan intends to submit a request for a new determination letter prior to December 31, 2001.

(5)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                                                                      Schedule 1

                    CDI CORPORATION 401(k) SAVINGS PLAN

               Schedule of Assets Held for Investment Purposes

                                December 31, 2000



Identity of issuer             Description               Cost         Fair Value
------------------           --------------------   --------------   -----------
Alger & Company              Alger Balanced         $  10,170,264      9,580,592
                                Portfolio
Alger & Company              Alger Growth Retirement   20,153,163     15,362,383
                                Portfolio
Fidelity Management          Fidelity Growth &         5,935,752       5,581,760
   Company                      Income Fund
Janus Equity Funds           Janus Worldwide Fund      21,908,311     18,608,481

*Putnam Investments, Inc.    The George Putnam Fund     6,957,149      6,892,536
                                of Boston
*Putnam Investments, Inc.    Putnam Investors Fund     12,240,304     13,233,808

*Putnam Investments, Inc.    Putnam Voyager Fund       54,625,789     58,080,283

*Putnam Investments, Inc.    Putnam Capital             7,257,510      6,911,760
                                Appreciation Fund
*Putnam Investments, Inc.    Putnam Asset Allocation    4,541,249      4,360,560
                                Fund
*Putnam Investments, Inc.    Putnam S&P 500 Index      12,491,253     14,115,919
                                Fund
*Putnam Investments, Inc.    Putnam International       3,374,178      3,081,943
                                Growth Fund
Paine Webber Trust Company   PW Trust Company Guaranteed
                               Income Fund              26,530,541    29,312,346

CDI Corp                     CDI Corp. Stock Fund        3,511,510     2,377,032

                             Loans to participants (a)           -     5,204,575
                                                      -------------  -----------
                                                      $ 189,696,973  192,703,978
                                                      ============= ============

(a) Cost of participant loans is $0 as indicated in the instructions to Form 5500 - Item 27(a).

*Party-in-interest.

                                                      CDI CORPORATION 401(k) SAVINGS PLAN                        Schedule 2

                                                      Schedule of Reportable Transactions

                                                                December 31, 2000

    Party                                                              Purchase        Cost of         Sales         Gain or
    Involved                Description of Asset      Type              Price          Asset         Proceeds        (Loss)
    --------                --------------------      ----             --------        -----         --------        ------
Alger & Company           Alger Balanced Portfolio    Purchases   (A)    $11,694,579    --             --             --

Alger & Company           Alger Growth Retirement     Purchases   (S)    $16,870,893    --             --             --
                            Portfolio
Alger & Company           Alger Growth Retirement     Purchases   (A)    $22,729,057    --             --             --
                            Portfolio
Fidelity Management Co.   Fidelity Growth
                            Opportunities             Sales       (S)         --      $18,100,958    $16,870,893   ($1,230,065)

Fidelity Management Co.   Fidelity Growth             Sales       (A)         --      $24,703,216    $23,284,144   ($1,419,073)
                             Opportunities
Janus Equity Funds        Janus Worldwide Fund        Purchases   (A)    $20,514,800       --             --             --

Oppenheimer Funds Inc.    Oppenheimer Fund            Sales       (A)         --      $13,488,138    $13,343,244     ($144,893)

Putnam Investments, Inc.  Voyager Fund                Purchases   (A)    $21,147,318       --             --             --

Putnam Investments, Inc.  Voyager Fund                Sales       (A)         --      $12,752,942    $16,947,618     $4,194,676

Paine Webber Trust Co.    PW Trust Guaranteed         Purchases   (A)    $13,286,938       --             --             --
                             Income Fund
Paine Webber Trust Co.    PW Trust Guaranteed         Sales       (A)         --      $17,743,492    $17,743,492         --
                             Income Fund

(S) - Represents a single transaction which exceeds the reportable transactions threshold
(A)     - Represents the aggregate total of transactions exceeding the reportable transactions threshold, including any applicable single transactions noted above.


                               INDEX TO EXHIBITS


Number                               EXHIBIT                            PAGE
------             ---------------------------------------------        ----
23                 Consent of Independent Auditors                        12